UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-32482

WHEATON PRECIOUS METALS CORP.

(Exact name of registrant as specified in its charter)

Suite 3500, 1021 West Hastings Street

Vancouver, British Columbia

V6E 0C3

(604) 684-9648

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Exhibit 99.2 to this report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-271239) and on Form F-3D (File No. 333-194702) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice and Access Notification to Shareholders
99.2	Management Information Circular
99.3	Form of Proxy to Registered Shareholders
99.4	Notice of Annual and Special Meeting of Shareholders
99.5	Virtual Meeting Guide

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.
(Registrant)

Date: April 4, 2025	By:	/s/ Curt Bernardi
Name: Curt Bernardi
Title: Senior Vice President, Legal and Strategic Development